FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                   Name and Address of Company

CanAlaska Uranium Ltd.
Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.                   Date of Material Change

March 27, 2012

Item 3.                   News Release

The news release was disseminated through Canada News Wire on March 27, 2012

Item 4.                   Summary of Material Change

Exploration Recommences at NW Manitoba Uranium-REE Project

 Item 5.                  Full Description of Material Change

5.1                         Full Description of Material Change

Vancouver, Canada, March 27th, 2012 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce the commencement of geophysical field work on its high-potential NW Manitoba uranium-REE project (“Project”).

Exploration on the NW Manitoba Project had been suspended since 2007 due to consultation meetings between the Government of Manitoba and local First Nation communities.  With the Government’s conclusion of a consultation protocol and the recent execution of a memorandum of understanding (MOU) to facilitate co-operation for exploration and future development between CanAlaska and the Northlands Denesuline community of Lac Brochet, the Company is now pleased to announce the recommencement of exploration work.

The Project covers a large area of the geologically-favourable Wollaston Belt in the Province of Manitoba, where the uranium-rich basement rocks associated with the Athabasca uranium deposits intermittently come to surface.  CanAlaska has discovered multiple mineralized zones with extensive boulder dispersion trains and surface showings of high-grade uranium (>1% U3O8), rare earths (REE) and molybdenum mineralization across numerous mineralized belts, either within, or cutting cross all rock types in the area.

The geological targets across the vast NW Manitoba Project match the styles of basement mineralization reported from the massive uranium deposits further south in the Athabasca Basin.  There is clear observation of late-replacement pitchblende mineralization in vein zones, fractures and as disseminations in host rocks at uranium grades exceeding 60% U3O8.  There is also evidence of more disseminated mineralization across stratigraphic horizons and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization. These outcropping targets host the potential for open pit extraction Preliminary results for many of these zones were announced by the Company in a news release on February 28th, 2008.

The current resistivity and gravity geophysical surveys will be used to localize targets of sulphide-bearing mineralization, and other zones of clay alteration within areas of shallow overburden.  The survey will concentrate on areas in the vicinity of current showings and mineralized boulders in preparation for an initial drill program.

Dr. Karl Schimann, CanAlaska’s VP - Exploration commented:  “The Wollaston Belt of rocks host the majority of the world-class uranium deposits in the Athabasca Basin, where massive uranium mineralization has been discovered under up to 900m of covering sandstone.  The advantage of the NW Manitoba project is that we see these basement rocks on surface, as any overlying sandstone and cover rock has previously been stripped-off by ice action.  There are many locations where we have found high-grade uranium (pitchblende bearing boulders, pebbles and outcrop veins) on surface.  It is very exciting to now be able to plan for the first drill programs on these surface targets,”

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

5.2                         Disclosure for Restructuring Transactions

Item 6.                   Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.                   Omitted Information

Not Applicable

Item 8.                   Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.                   Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 27th day of March 2012.